EXHIBIT 99.1

LAREDO PETROLEUM, INC.

SUMMARY REPORT

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

SEC PARAMETERS

As of

December 31, 2012

/s/ Val Rick Robinson
Val Rick Robinson, P.E.
TBPE License No. 105137
Vice President

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
[SEAL]

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580                        FAX (713) 651-0849
1100 LOUISIANA SUITE 4600         HOUSTON, TEXAS 77002-5294     TELEPHONE (713) 651-9191

January 29, 2013

Laredo Petroleum, Inc.
15 West 6th Street, Suite 1800
Tulsa, Oklahoma 74119

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Laredo Petroleum, Inc. (Laredo) as of December 31, 2012. The subject properties are located in the states of Oklahoma and Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on January 25, 2013 and presented herein, was prepared for public disclosure by Laredo in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The properties evaluated by Ryder Scott represent 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of Laredo as of December 31, 2012.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2012, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.
SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Laredo Petroleum, Inc.

As of December 31, 2012

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate - Barrels	31,954,381	1,362,315	64,824,609	98,141,305
Gas - MMCF	268,938	20,107	253,901	542,946
BOE*	76,777,381	4,713,482	107,141,442	188,632,305

Income Data (M$)
Future Gross Revenue	$3,897,055	$186,368	$6,948,253	$11,031,676
Deductions	1,233,834	55,460	3,521,386	4,810,680
Future Net Income (FNI)	$2,663,221	$130,908	$3,426,867	$6,220,996

Discounted FNI @ 10%	$1,480,001	$64,907	$803,607	$2,348,515
* 1 bbl liquid = 6 MCF gas equivalents

SUITE 600, 1015 4TH STREET, S.W.         CALGARY, ALBERTA T2R 1J4    TEL (403) 262-2799    FAX (403)262-2790
621 17TH STREET, SUITE 1550        DENVER, COLORADO 80293-1501    TEL (303) 623-9147    FAX (303) 623-4258

Laredo Petroleum, Inc.
January 29, 2013

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. The net remaining reserves are also shown herein on an equivalent unit basis wherein natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent. In this report, the revenues, deductions, and income data are expressed in thousands of U.S. dollars (M$).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM System Petroleum Economic Evaluation Software, a copyrighted program of Halliburton. The program was used at the request of Laredo. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 76 percent and gas reserves account for the remaining 24 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Discounted Future Net Income (M$)
As of December 31, 2012
Discount Rate	Total
Percent	Proved

5	$3,551,983
9	$2,529,929
15	$1,695,508
20	$1,297,865

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the behind-pipe category.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Laredo's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Laredo's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Laredo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, and/or a combination of methods. Approximately 98 percent of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods. These performance methods include decline curve analysis and material balance which utilized extrapolations of historical production and pressure data available through December 2012, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Laredo or obtained from public data sources and were considered sufficient for the purpose thereof. The remaining 2 percent of the proved producing reserves was estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Approximately 99 percent of the proved developed non-producing and undeveloped reserves included herein were estimated by analogy to the historical performance of offset wells producing from the same reservoir. The remaining one percent of proved developed non-producing and undeveloped reserves included herein was estimated by the volumetric method. The volumetric analysis utilized pertinent well data furnished to Ryder Scott by Laredo or which we have obtained from public data sources that were available through December 2012. The data utilized from the analogues incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Laredo has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Laredo with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Laredo. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were projected to decline similarly to historical offset wells producing from the same reservoir. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Laredo. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

Laredo furnished us with the above mentioned average prices in effect on December 31, 2012. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic areas included in the report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, fuel and shrinkage and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Laredo. The differentials furnished by Laredo were reviewed by us for their reasonableness using information furnished by Laredo for this purpose.

All gas reserves included in this evaluation are sold on a wet basis, before natural gas liquids (NGL) plant processing. Because of the high liquid content of the gas attributable to Laredo's properties located in the Permian Basin area, Laredo's realized price is a premium to the posted reference price in those geographic areas.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Average Realized Prices by Geographic Area
Product	Price Reference	Average Benchmark Price	Anadarko Basin	Central Texas Panhandle	Eastern Anadarko Basin	Permian Basin	Dalhart __Basin__
Oil / Condensate	WTI Plains Pipeline	$91.21 /Bbl	$89.33 /Bbl	$91.12 /Bbl	$91.64 /Bbl	$90.51 /Bbl	$91.05 /Bbl
Gas	PEPL(1)	$2.63 /MMBTU	$3.21 /MCF	$2.78 /MCF	$2.31 /MCF	$5.97 /MCF	N/A

(1)	Panhandle Eastern Pipeline TX/OK (Main Line)

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Laredo and include only those costs directly applicable to the leases or wells. When applicable for operated properties, an appropriate level of costs associated with regional administration and overhead was included in the operating costs assigned to leases and wells. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Laredo. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Laredo and are based on authorizations for expenditure for the proposed work and actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

independent verification of these costs. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by Laredo were accepted without independent verification.

The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Laredo's plans to develop these reserves as of December 31, 2012. The implementation of Laredo's development plans as presented to us and incorporated herein is subject to the approval process adopted by Laredo's management. As the result of our inquiries during the course of preparing this report, Laredo has informed us that the development activities included herein have been subjected to and received the internal approvals required by Laredo's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Laredo. Additionally, Laredo has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

A portion of the proved undeveloped reserves included herein are attributable to increased density locations in the Anadarko Basin area of Oklahoma and Texas, and the Permian Basin area of Texas. Certain of these increased density wells have yet to receive approval by the respective state's governing oil and gas regulatory commission. Laredo's management has a reasonable expectation that approval will be granted based on the company's experience with each commission. To date all applications for increased density locations made by Laredo with each of the state regulatory commissions have been approved. Furthermore, Laredo has informed us that should any of the working interest partners elect to non-consent, Laredo will assume the cost liability in these locations. Ryder Scott Company has included these locations based upon the foregoing facts.

Current costs used by Laredo were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Laredo. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Laredo Petroleum, Inc.
January 29, 2013

technical person primarily responsible for overseeing, reviewing, and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Laredo.

Laredo makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Laredo has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in registration statements on Form S-3 and Form S-8 of Laredo of the references to our name as well as to the references to our third party report for Laredo, which appears in the December 31, 2012 annual report on Form 10-K of Laredo. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Laredo.

We have provided Laredo with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Laredo and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Val Rick Robinson

Val Rick Robinson, P.E.
TBPE License No. 105137
Vice President
[SEAL]
VRR (FPR)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Engineer

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Val Rick Robinson was the primary technical person responsible for the estimate of the reserves, future production and income presented herein.

Mr. Robinson, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Robinson served in a number of engineering positions with ExxonMobil Corporation. For more information regarding Mr. Robinson's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Robinson earned a Bachelor of Science degree in Chemical Engineering from Brigham Young University in 2003 and is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Robinson fulfills. As part of his 2012 continuing education hours, Mr. Robinson attended 20 hours of formalized training including the 2012 RSC Reserves Conference and various professional society presentations covering such topics as the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register, the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, overviews of the various productive basins of North America, computer software, and professional ethics.

Based on his educational background, professional training and more than 9 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Robinson has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS